FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.4% indirectly owned subsidiary of HSBC Holdings plc.

HSBC TRINKAUS & BURKHARDT AG 2011 DIVIDEND

The Supervisory and Management Boards of HSBC Trinkaus & Burkhardt AG (HSBC Trinkaus) propose the payment of a dividend of €2.50 per share for the 2011 financial year (2010: €2.50). Shareholders will be invited to approve the dividend at the Annual General Meeting on 5 June 2012.

Estimated pre-tax profit and net profit for the 2011 financial year are in line with prior-year levels. The core capital ratio stands at over 10%, comfortably exceeding regulatory requirements despite the additional capital requirements for trading book positions. With a long-term 'AA' issuer rating, HSBC Trinkaus still has the highest Fitch rating among the German private commercial banks.

Further figures and details of the 2011 financial year are scheduled to be published on 12 March 2012.

Media enquiries to Steffen Pörner on +49 211 910 1664 or at steffen.poerner@hsbctrinkaus.de

Note to editors:

HSBC Trinkaus
HSBC Trinkaus is one of Germany's leading commercial banks and a member of the HSBC Group, one of the world's largest banking and financial services organisations. With 2,566 employees, HSBC Trinkaus can be found in seven locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €25.1bn and €119.8bn in funds under management and administration, the bank is the best rated private commercial bank in Germany with a 'AA' Fitch rating unchanged since December 2007. The bank's key customer groups are high net worth private clients, corporate clients and institutional clients. (All figures at 30 September 2011)

Press releases for HSBC Trinkaus can be found on the www.hsbctrinkaus.de homepage under 'Press'.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 08 February 2012